Exhibit 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF INDEPENDENT DIRECTOR BY

THE CBIRC AND RETIREMENT OF INDEPENDENT DIRECTOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 30 June 2021 in relation to, among others, the election of Mr. Zhai Haitao as an Independent Director of the seventh session of the board of directors of the Company (the “Board”) as the successor of Mr. Robinson Drake Pike at the annual general meeting of the Company held on the same day (the “AGM”).

The Company has recently received the approval of qualification of Mr. Zhai Haitao as Director issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Zhai Haitao as an Independent Director of the Company has been approved by the CBIRC. The term of office of Mr. Zhai Haitao commenced on 14 October 2021. With effect from the same day, Mr. Zhai Haitao has served as the Chairman of the Audit Committee, a member of the Nomination and Remuneration Committee and a member of the Connected Transactions Control Committee. Please refer to the circular of the AGM dated 16 April 2021 for the biographical details of Mr. Zhai Haitao.

With effect from 14 October 2021, being the date when the appointment of Mr. Zhai Haitao became effective, Mr. Robinson Drake Pike has ceased to perform the duties as an Independent Director of the Company, the Chairman of the Audit Committee, a member of the Nomination and Remuneration Committee and a member of the Connected Transactions Control Committee.

Mr. Robinson Drake Pike has confirmed that he has no disagreement with the Board and there are no other matters relating to his retirement that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Robinson Drake Pike for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 18 October 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie,
Lam Chi Kuen, Zhai Haitao